# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Perion Network Ltd., CIK 0001338940
CUSIP: M78673114
Title of class of securities: Ordinary shares, nominal value NIS 0.03 per share
Address of issuer's principal executive offices: 2 Leonardo Da Vinci Street, 24th Floor, Tel Aviv, Israel (L3), 6473309
Date of event which requires filing of this statement: 06/26/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001679543
Persons authorized to receive notices and communications: Elad Sirkis, Company Secretary, Phoenix Financial Ltd., Derech Hashalom 53, Givataim, Israel (L3), 5345433, 972-74-731-5656; Herzog Fox & Neeman, Attn: Ron Ben-Menachem, Adv., 6 Yitzhak Sadeh St., Tel-Aviv, Israel (L3), 6777506, 972-3-692-2020

## Reporting persons
- Phoenix Financial Ltd. (CIK 0001679543): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 2,574,926.52; sole dispositive power 0; shared dispositive power 2,574,926.52; aggregate amount beneficially owned 2,574,926.52 (5.72% of the class)
  Comment: Percentage reported in Item 13 above is based on 45,037,180 ordinary shares outstanding as of March 5, 2025 (as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission (the "SEC") on March 25, 2025).

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, nominal value NIS 0.03 per share
Name of issuer: Perion Network Ltd.
Address of issuer's principal executive offices: 2 Leonardo Da Vinci Street, 24th Floor, Tel Aviv, Israel (L3), 6473309
Comment: This Statement on Schedule 13D relates to the ordinary shares, nominal value NIS 0.03 per share (the "Ordinary Shares"), of Perion Network Ltd., a company incorporated in Israel ("Perion", the "Company" or the "Issuer"). The address of the principal executive offices of Perion is 2 Leonardo Da Vinci Street, 24th Floor, Tel Aviv 6473309, Israel.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Phoenix Financial Ltd. ("Phoenix Financial"), a holding company incorporated in Israel that principally deals, through various direct or indirect, majority or wholly-owned subsidiaries, including The Phoenix Insurance Company Ltd. ("Phoenix Insurance") and The Phoenix Pension and Provident Fund Ltd. ("Phoenix Pension and Provident Fund"), in various fields of capital markets and finances, including insurance, pension and provident funds management, the provision of brokerage services, management of mutual funds, management of investment portfolios and the issuance of exchange traded funds. The business address of Phoenix Financial and each of its executive officers and directors is Derech Hashalom 53, Givataim 5345433, Israel.

Set forth on Exhibit 1 hereto, which is incorporated herein by reference, is the name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each of the executive officers and directors of Phoenix Financial.
Residence or business address: The information set forth in Item 2(a) is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(a) is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the best of their knowledge, any of the other individuals mentioned in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to the best of their knowledge, any of the other individuals mentioned in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The information set forth in Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Phoenix Financial funded its acquisitions of Ordinary Shares of Perion using long and short term saving monies of customers and its own "nostro" account.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 26, 2025, Phoenix Insurance Company Ltd. and Value Base Fund, Limited Partnership ("VBF LP"), through their external legal counsel, sent a letter to the Board of Directors of the Company (the "Demand Letter") requesting that the Company convene an extraordinary meeting of the Company's shareholders (the "Shareholders Meeting") under relevant provisions of the Israeli Companies Law, 5759-1999, and the Company's Amended and Restated Articles of Association (the "Articles"). Pursuant to the Demand Letter, the agenda for the Shareholders Meeting shall be (i) to amend the Articles to permit a general meeting of shareholders, by a simple majority, to cancel a rights plan and require that any similar rights plan adopted in the future become effective subject to approval of the general meeting of shareholders by a simple majority and (ii) subject to approval of item (i), above, to cancel the rights plan adopted by the Board of Directors on April 3, 2025 (the "Rights Plan"). A copy of the Demand Letter translated from the original Hebrew is filed herewith as Exhibit 2 and incorporated herein by reference. The description of the Demand Letter contained in this Schedule 13D is qualified in its entirety by reference to Exhibit 2 hereto.

Phoenix Financial and VBF LP have independently concluded that it is in each such shareholder's interest to request a Shareholders Meeting. Phoenix Financial and VBF LP issued the Demand Letter solely for the purposes of complying with certain minimum thresholds under the Israeli Companies Law, 5759-1999, and the Articles. Except for the Demand Letter, there is no other agreement between Phoenix Financial and VBF LP regarding any cooperation, joint ventures, commitment to vote together or any other agreement of any kind concerning the Company's Ordinary Shares.

In addition to sending the Demand Letter requesting the Shareholders Meeting, the Reporting Person is considering taking one or more additional actions to convince the Company to withdraw the Rights Plan, to otherwise subject it to a shareholders' vote or to prevent its implementation, including but not limited to discussions with management, the Board of Directors of the Company, other securityholders of the Issuer and other relevant parties.

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

In addition, the Reporting Person intends to take such other actions with respect to their investment in Perion as they deem appropriate in light of the circumstances existing from time to time, including but not limited to engaging in discussions with management, the Board of Directors, other securityholders of the Issuer and other relevant parties to encourage, cause or seek to cause the Issuer or such other persons to consider or explore material changes with respect to corporate governance matters (such as changes to the amended and restated articles of association of the Company), the Issuer's business or corporate structure.

To facilitate their consideration of such matters, the Reporting Person may retain consultants and advisors. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date on the cover page of this Schedule 13D, Phoenix Financial may be deemed to be the beneficial owner of the 2,574,926.52 Ordinary Shares, which represent approximately 5.72% of the number of Ordinary Shares outstanding.

The Ordinary Shares reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Financial Ltd., including Phoenix Insurance and Phoenix Pension and Provident Fund (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

According to information provided by VBF LP, as of the date on the cover of this Schedule 13D, VBF LP is the direct holder of 2,596,831 Ordinary Shares, representing approximately 5.77% of the number of Ordinary Shares outstanding; Value Base Fund General Partner Ltd. ("VBF GP") acts as general partner to VBF LP; Value Base Ltd. ("Value Base") is the controlling shareholder of VBF GP; Mr. Victor Shamrich and Mr. Ido Nouberger control Value Base; and each such person or entity may be deemed the beneficial owner of such Ordinary Shares.

If the Reporting Person named in this Schedule 13D and VBF LP were deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), each of the Reporting Person and VBF LP may be deemed to share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 5,171,757.52 Ordinary Shares held in the aggregate by the Reporting Person and VBF LP, which would represent approximately 11.48% of the number of Ordinary Shares outstanding.

However, each of the Reporting Person and the Subsidiaries disclaim any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. Except for sending the Demand Letter, there is no other agreement between the Reporting Person and VBF LP regarding any cooperation, joint venture, commitment to vote together or any other agreement of any kind concerning the Company's Ordinary Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own, or that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and the Reporting Person, the Subsidiaries and VBF LP disclaims the existence of any such group.

Percentages set forth in this Schedule 13D were calculated based on 45,037,180 Ordinary Shares outstanding as of March 5, 2025 (as reported in the Issuer's Form 20-F filed with the SEC on March 25, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: All transactions in Ordinary Shares effected by the Reporting Person during the period beginning 60 days prior to the event which requires the filing of this statement are listed in Exhibit 3 hereto and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following Exhibits are filed herewith:

Exhibit 1: Information with regard to the executive officers and directors of Phoenix Financial Ltd.

Exhibit 2: Letter to the Board of Directors of Perion Networks Ltd., dated as of June 26, 2025 (unofficial English translation from Hebrew)

Exhibit 3: Certain transactions in Ordinary Shares effected by the Reporting Person

Exhibit 4: Notice of resolution of the Board of Directors of Phoenix Financial Ltd. (formerly, Phoenix Holdings Ltd.), dated as of December 12, 2019 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on October 25, 2021)

## Signatures
- Phoenix Financial Ltd.: /s/ Eli Schwartz*, Vice President - Chief Financial Officer (06/30/2025)
- Phoenix Financial Ltd.: /s/ Haggai Schreiber*, Executive Vice President - Chief Investment Officer (06/30/2025)
Comment: * Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 4 to this Schedule 13D.